Exhibit 99.1

Yunji Announces Second Quarter 2023 Unaudited Financial Results

Hangzhou, CHINA, August 24, 2023 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 20231.

Second Quarter 2023 Highlights

•

Total revenues in the second quarter of 2023 were RMB167.1 million (US$23.0 million), compared with RMB284.0 million in the same period of 2022. The change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales. Furthermore, consumer spending habits continue to evolve, with a focus on value-for-money consumption scenarios.

•	Repeat purchase rate[2] in the twelve months ended June 30, 2023 was 80.0%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “During the post-pandemic era, we have observed the development of a number of novel consumption opportunities. We are particularly excited about the synergistic interactions between the online and brick-and-mortar economies. Recognizing this emerging trend’s potential, we are poised to seize the moment to further power the growth of our innovative private label products.”

“Utilizing our cash reserves, we are strategically optimizing asset allocation, prudently investing in new opportunities, and collaborating closely with our operational departments to capitalize on newly emerging trends,” said Mr. Peng Zhang, Yunji’s Vice President of Finance.

Second Quarter 2023 Unaudited Financial Results

Total revenues were RMB167.1 million (US$23.0 million), compared with RMB284.0 million in the same period of 2022. This change was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

•	Revenues from sales of merchandise were RMB131.2 million (US$18.1 million), compared with RMB237.1 million in the same period of 2022.

•	Revenues from the marketplace business were RMB34.3 million (US$4.7 million), compared with RMB42.1 million in the same period of 2022.

•	Other revenues were RMB1.6 million (US$0.2 million), compared with RMB4.7 million in the same period of 2022.

Total cost of revenues decreased by 52.1% to RMB80.8 million (US$11.1 million), or 48.4% of total revenues, from RMB168.8 million, or 59.4% of total revenues, in the same period of 2022. The decrease was mainly attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis. Total cost of revenues, which mainly comprises of the costs related to the sales of merchandise, decreased accordingly in the second quarter of 2023.

Total operating expenses decreased by 29.3% to RMB110.8 million (US$15.3 million) from RMB156.6 million in the same period of 2022.

•

Fulfillment expenses decreased by 30.6% to RMB29.9 million (US$4.1 million), or 17.9% of total revenues, from RMB43.1 million, or 15.2% of total revenues, in the same period of 2022. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs as a result of staffing structure refinements.

•

Sales and marketing expenses decreased by 42.7% to RMB33.4 million (US$4.6 million), or 20.0% of total revenues, from RMB58.2 million, or 20.5% of total revenues, in the same period of 2022. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, (ii) a decrease in member management fees, and (iii) reduced business promotion expenses.

•

Technology and content expenses decreased by 39.6% to RMB14.3 million (US$2.0 million), or 8.5% of total revenues, from RMB23.6 million, or 8.3% of total revenues, in the same period of 2022. The decrease was mainly due to the reduction in personnel costs as a result of staffing structure refinements.

•

General and administrative expenses increased by 4.8% to RMB33.2 million (US$4.6 million), or 19.9% of total revenues, from RMB31.7 million, or 11.2% of total revenues, in the same period of 2022. The increase was mainly due to increased allowance for credit losses, partially offset by the reduction in personnel costs and share-based compensation as a result of staffing structure refinements.

Loss from operations was RMB11.8 million (US$1.6 million), compared with RMB30.0 million in the same period of 2022.

Financial loss, net was RMB12.7 million (US$1.8 million), compared with financial income, net of RMB12.3 million in the same period of 2022, primarily due to a decrease in the fair value changes of equity securities investments.

Net loss was RMB41.5 million (US$5.7 million), compared with RMB25.0 million in the same period of 2022.

Adjusted net loss (non-GAAP)3 was RMB39.8 million (US$5.5 million), compared with RMB17.1 million in the same period of 2022.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.02, compared with RMB0.01 in the same period of 2022.

Changes in Management

Mr. Peng Zhang, has resigned as Vice President of Finance of the Company for personal reasons, effective August 25, 2023. Mr. Yeqing Cui, the Financial Director of the Company, has been promoted as the Senior Financial Director of the Company, effective the same date as Mr. Zhang’s resignation. Mr. Zhang will continue to serve as an advisor of the Company, helping to ensure Mr. Cui’s smooth transition into his new role.

Mr. Cui has extensive finance experience and has held various roles in the Company since joining Yunji in May 2018, including Audit Manager, Senior Finance Manager, Financial Director and Senior Finance Director. Prior to joining the Company, he worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP for five years from October 2013 to January 2018. Mr. Cui received his bachelor’s degree in economics from Shanghai University of International Business and Economics in 2013.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, August 24, 2023, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	5884992

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	414,634	430,706	59,397
Restricted cash	42,109	38,996	5,378
Short-term investments	212,003	116,031	16,001
Accounts receivable, net (Allowance for credit losses of RMB16,762 and RMB29,704, respectively)	94,111	74,098	10,219
Advance to suppliers	32,738	15,582	2,149
Inventories, net	54,651	44,532	6,141
Amounts due from related parties	202	1,651	228
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB14,510 and RMB9,852, respectively)	362,065	307,429	42,395

Total current assets	1,212,513	1,029,025	141,908

Non-current assets
Property and equipment, net	168,928	174,346	24,043
Long-term investments	414,325	394,519	54,407
Operating lease right-of-use assets, net	231	115	16
Other non-current assets (Allowance for credit losses of RMB2,091 and RMB1,811, respectively)	96,414	94,275	13,001

Total non-current assets	679,898	663,255	91,467

Total assets	1,892,411	1,692,280	233,375

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	138,903	94,658	13,054
Deferred revenue	21,748	11,296	1,558
Incentive payables to members[5]	207,331	161,817	22,315
Member management fees payable	11,087	8,041	1,109
Other payable and accrued liabilities	145,527	113,057	15,590
Amounts due to related parties	10,608	6,277	866
Operating lease liabilities - current	1,162	238	33

Total current liabilities	536,366	395,384	54,525

Non-current liabilities
Operating lease liabilities	145	—	—

Total non-current liabilities	145	—	—

Total Liabilities	536,511	395,384	54,525

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(98,709)	(116,258)	(16,033)
Additional paid-in capital	7,333,144	7,327,104	1,010,454
Statutory reserve	16,078	16,078	2,217
Accumulated other comprehensive income	63,113	92,169	12,711
Accumulated deficit	(5,958,666)	(6,023,137)	(830,629)

Total Yunji Inc. shareholders’ equity	1,355,030	1,296,026	178,730
Non-controlling interests	870	870	120

Total shareholders’ equity	1,355,900	1,296,896	178,850

Total liabilities and shareholders’ equity	1,892,411	1,692,280	233,375

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	237,135	131,231	18,098	527,590	274,189	37,812
Marketplace revenue	42,140	34,269	4,726	89,566	67,226	9,271
Other revenues	4,676	1,629	225	9,374	4,458	614

Total revenues	283,951	167,129	23,049	626,530	345,873	47,697

Operating cost and expenses:
Cost of revenues	(168,758)	(80,831)	(11,147)	(360,075)	(174,293)	(24,036)
Fulfilment	(43,067)	(29,888)	(4,122)	(91,981)	(57,006)	(7,862)
Sales and marketing	(58,193)	(33,368)	(4,602)	(108,843)	(62,953)	(8,682)
Technology and content	(23,612)	(14,253)	(1,966)	(47,752)	(27,605)	(3,807)
General and administrative	(31,714)	(33,244)	(4,585)	(62,937)	(48,416)	(6,677)

Total operating cost and expenses	(325,344)	(191,584)	(26,422)	(671,588)	(370,273)	(51,064)

Other operating income	11,417	12,668	1,747	17,526	13,577	1,872

Loss from operations	(29,976)	(11,787)	(1,626)	(27,532)	(10,823)	(1,495)
Financial income/(loss) net	12,259	(12,723)	(1,755)	(23,011)	(34,915)	(4,815)
Foreign exchange loss, net	(7,400)	(9,741)	(1,343)	(7,713)	(7,378)	(1,017)
Other non-operating income/(loss), net	40	(3,550)	(489)	2,063	(3,064)	(422)

Loss before income tax expense, and equity in loss of affiliates, net of tax	(25,077)	(37,801)	(5,213)	(56,193)	(56,180)	(7,749)
Income tax benefit/(expense)	919	(2,328)	(321)	(4,405)	(5,407)	(746)
Equity in loss of affiliates, net of tax	(874)	(1,411)	(195)	(1,329)	(2,886)	(398)

Net loss	(25,032)	(41,540)	(5,729)	(61,927)	(64,473)	(8,893)
Less: net income /(loss) attributable to non-controlling interests shareholders	183	(1)	—	(216)	(1)	—

Net loss attributable to YUNJI INC.	(25,215)	(41,539)	(5,729)	(61,711)	(64,472)	(8,893)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(25,215)	(41,539)	(5,729)	(61,711)	(64,472)	(8,893)

Net loss	(25,032)	(41,540)	(5,729)	(61,927)	(64,473)	(8,893)
Other comprehensive income
Foreign currency translation adjustment	53,036	40,983	5,652	48,064	29,056	4,007

Total comprehensive income/(loss)	28,004	(557)	(77)	(13,863)	(35,417)	(4,886)
Less: total comprehensive income /(loss) attributable to non-controlling interests shareholders	183	(1)	—	(216)	(1)	—

Total comprehensive income/(loss) attributable to YUNJI INC.	27,821	(556)	(77)	(13,647)	(35,416)	(4,886)

Net loss attributable to ordinary shareholders	(25,215)	(41,539)	(5,729)	(61,711)	(64,472)	(8,893)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,109,469,102	1,966,698,843	1,966,698,843	2,128,400,114	1,975,321,887	1,975,321,887

Net loss per share attributable to ordinary shareholders
Basic	(0.01)	(0.02)	—	(0.03)	(0.03)	—
Diluted	(0.01)	(0.02)	—	(0.03)	(0.03)	—

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	968	682	94	2,164	543	75
General and administrative	6,621	778	107	11,399	63	9
Fulfillment	212	173	24	830	(2,647)	(365)
Sales and marketing	133	62	9	(192)	(569)	(79)

Total	7,934	1,695	234	14,201	(2,610)	(360)

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(25,032)	(41,540)	(5,729)	(61,927)	(64,473)	(8,893)
Add: Share-based compensation	7,934	1,695	234	14,201	(2,610)	(360)

Adjusted net loss	(17,098)	(39,845)	(5,495)	(47,726)	(67,083)	(9,253)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

4.

As of June 30, 2023, Short-term loan receivables of amount RMB235,824 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.

5.	As of June 30, 2023, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members.